UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

Suite 4000, 585 8th Ave SW

Calgary, AB T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: April 1, 2015	By:	/s/ Scott Burrows
Name: Scott Burrows
Title: Vice President, Finance and Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Information Circular
99.2	Notice and Access Notice Form
99.3	Proxy Form